UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-32500

TRX Gold Corporation
(Translation of registrant's name into English)

277 Lakeshore Road East, Suite 403
Oakville, Ontario Canada L6J 6J3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]      Form 40-F [ X ]

Explanatory Note

TRX Gold Corp. (the “Company”) is furnishing this Form 6-K to provide information regarding  the results of its Annual General and Special Meeting held on February 27, 2025. Such information is incorporated by reference into the Company’s registration statement referenced below.

Incorporation by Reference.

The forgoing discussion and Exhibit 99.1 attached hereto is hereby incorporated by reference into the Company’s registration statements on Form F-10 (No. 333-283907), on Form F-3 (Nos. 333-252876, and 333-255526) and on Form S-8 (No. 333-234078) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed.

Exhibit

The following exhibit is furnished as part of this Form 6-K.

Exhibit No.	Document

99.1	Press release entitled “TRX Gold Reports 2024 Annual Meeting Voting Results and Welcomes New Director”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRX Gold Corporation
(Registrant)

Date: March 10, 2025	/s/ MICHAEL LEONARD
Michael Leonard
Chief Financial Officer